March 23, 2011

RE: Get cash now from your Cornerstone Core Properties REIT, Inc. investment.

Dear Investor,

Good news!  Now you can sell your Cornerstone Core Properties REIT, Inc. investment and regain control of your money.  Right now, MPF will pay you $1 per Share . Now you can do what you want with your money—move it to a more liquid investment, pay off your bills, or buy something you really need-and quit waiting for Cornerstone Core Properties REIT, Inc. to decide if or when you get your money back. But this offer expires on May 6, 2011, so you must act soon.

Why take advantage of this opportunity today?

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Cornerstone’s real estate portfolio has been negatively impacted by the economic downturn. Recently, management stated that “since the 4th quarter of 2008 our portfolio has experienced higher vacancy rates, more tenant defaults and lower rental rates… all leading to lower rental income and reduced valuations.” (emphasis added).  Sell today and ensure you get your money out from this security.

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The share redemption program has been suspended indefinitely. Cornerstone recently announced that its “Board of Directors has approved an amendment to our stock repurchase program to suspend redemptions under the program, effective December 31, 2010.” But now you can sell your Shares and get your money.

•	Get your tax savings this year. The value of the shares has almost certainly declined. Sell your shares now and take a tax loss in 2011, saving money on taxes and receiving cash now.

•	Cornerstone has reduced the dividend over 83%. Effective December 31, 2010, Cornerstone has drastically reduced your dividend!

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Eliminate the long and uncertain waiting period. Private and non-traded securities like Cornerstone Core Properties REIT, Inc. can be very difficult to sell. It can take weeks or months to find an interested buyer and Cornerstone Core Properties REIT, Inc. may continue to operate indefinitely! But now you can sell your Shares and get your money out.

•
Remove retirement account fees. Many IRAs charge additional fees for holding this type of asset. We can send your cash directly to your retirement account so you can consolidate your accounts or transfer the funds to an account that charges lower fees.

If you act today, you can get your cash now. We will mail your check within three business days after Cornerstone Core Properties REIT, Inc. confirms the transfer.

MPF has been in the business of buying private real estate investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million dollars under management. There are no financing contingencies with this offer.

Please carefully read the enclosed Offer to Purchase and Assignment Form. If you choose to sell your Shares to us, please fill out the enclosed form and return it to us today so we can send you your money. If you have any questions, please call us at (925) 631-9100, fax us at (925) 631-9119, or email us at offers@mpfi.com.

Sincerely,

Pat Patterson
President, MacKenzie Patterson Fuller, LP

P.S. Remember, this offer expires May 6, 2011 (unless extended). So don’t delay. Fill out and mail in the Cornerstone Core Properties REIT, Inc. Assignment Form today so we can transfer the Shares and rush you a check.